COASTAL

Customers Name / Classification	Service Rates Agreement
Warehouse Shoe Sale General Labor	37% percent mark-up over the employee base rate of pay

Payment Terms **Check Exchange of invoicing :** Coastal Initial: EC Client Initial: [signature]

(Coastal Employment Inc. reserves the right to assess a late fee of 1.5% of all monies due)

Temp to Hire: When an employee of Coastal is hired by Client with less than 720 hours of service, there will be a $1500 Liquidation Fee paid to Coastal

Payroll Distribution Coastal will distribute payroll checks the Friday following the week worked at the Client's facility.

Property: Any Coastal equipment installed at the Client's facilities will remain property of Coastal Employment Inc.

Rates: Rates are subject to change if payment terms are not met, or if exclusivity to provide services is violated.

Rate Structure: The rate structure selected results in a one-year agreement between Coastal Employment Inc. and Client. Either party can initiate the cancellation of the agreement with a written ninety-day (90-day) notice. At which time all outstanding invoices must be paid in full within 7 (seven) days of presentation of invoice and credit terms will convert to C.O.D until the contract is terminated and invoices are paid in full.

Renewal: This contract will automatically renew annually unless a 90-day written notice is given prior to date of saidl contract. This Agreement supersedes all previous Agreement(s) and/or terms and conditions that may have applied prior to the commencement date of this Agreement.

Disciplinary Action: Coastal Employment Inc. must be notified of all disciplinary actions taken by Client against Coastal Employee.

Coastal Employment Inc. guarantees these rates for **one (1)** year from the date on this signed contract. However, in the event of changes, such as increases in the Minimum Wage, FUTA, FICA, SUI, inclusion of Coastal Employment Inc. employees in said customers name on this stated contract, Collective Bargaining Unit, Workers' Compensation and any Federal or State mandated benefit programs, Coastal Employment Inc. charges will be increased in an equal amount to any such increases or additional charges. Any such increase in compensation due Coastal Employment Inc. shall be immediately due and payable to Coastal Employment Inc. upon Coastal Employments' presentation of a billing to Client setting forth any such charges. Client and Coastal affirm and agree that they are equal employment opportunity employers and are in full compliance with any and all applicable anti-discrimination laws, rules and regulations. Client and Coastal agree not to harass, discriminate against, or retaliate against any employee of the other because of his or her race, national origin age, sex, religion, disability, marital status, or other category protected by law; nor shall either party cause or request the other party to engage in such discrimination, harassment, or retaliation. In the event of any complaint of unlawful discrimination, harassment, or retaliation by any Assigned Employee, Client and Coastal Employment agree to cooperate in the prompt investigation and resolution of such complaint.
Coastal Employment Inc. shall have a lien on all company assets for any amounts outstanding and due Coastal Employment Inc. in which are not paid within 7 (seven) days of presentation of invoice.
Unsigned proposals will expire 30 days from the date above. The above rates are subject to a favorable credit rating by Dun & Bradstreet.

Agreed and signed this date, 10/20/06

Warehouse Shoe Sales		Coastal Employment Inc.	
By:	[signature]	By:	[signature]
Print	Gary Rau		Erika Clapp
Title	Vice President of Logistics		President
Address	13425 S. Figueroa St. Los Angeles, CA 90061		9050 Slauson Ave Pico Rivera, CA 90660
Phone	310-715-9300 x1259		562-949-1500
Fax	310-532-2582		562-949-1532
Cell			562-388-4165